Exhibit 20.1

INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
100 Rowland Way, Suite 300
Novato, CA 94945

POSTPONEMENT OF ANNUAL MEETING - JUNE 1, 2006

The previously noticed Annual Meeting of Shareholders of International Microcomputer Software, Inc., a California corporation (“IMSI”), has been postponed from May 23 and will be held at the offices of AccessMedia, 9201 Oakdale Avenue, Suite 200, Chatsworth, CA 91311,  on June 1, 2006 at 10:00 a.m. Pacific Time, to elect our directors, ratify the appointment of our independent registered public accounting firm and to consider several other matters.

An important matter to be considered at the Annual Meeting is the proposal that IMSI merge with AccessMedia Networks, Inc. (“AccessMedia”). IMSI has entered into an Agreement and Plan of Merger, dated as of December 16, 2005 and amended as of March 24, 2006 (the “Merger Agreement”), by and among IMSI, AccessMedia, ACCM Acquisition Corp., a wholly-owned subsidiary of IMSI, and the shareholders of AccessMedia. In this Annual Meeting we are seeking your approval of the Merger Agreement pursuant to which IMSI will issue 29,000,000 shares of IMSI common stock and up to an additional 35,000,000 shares of IMSI common stock to be issued upon achievement of certain revenue milestones to the shareholders of AccessMedia and AccessMedia will become a wholly-owned subsidiary of IMSI (the “Merger”). In connection with the Merger, IMSI is also proposing to change its name to Broadcaster, Inc. (“Broadcaster”).

The Board of Directors of IMSI believes that the combined company can become a market-leading provider of online media. The acquisition will combine AccessMedia’s rights to “virtual set top box” technology and online media content libraries, and Internet marketing experience with IMSI’s strong balance sheet and experienced public company management.  A summary of the Merger can be found on page 1 of the proxy statement.

The IMSI Board of Directors approved the Merger Agreement and the acquisition of AccessMedia and recommends that IMSI shareholders vote FOR the proposals to merge with AccessMedia and to change its name to Broadcaster, Inc. We encourage you to read the proxy statement before voting.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting of shareholders of IMSI, please take the time to vote by completing and mailing the previously distributed proxy card or voting instruction card and returning it in the pre-addressed postage pre-paid envelope provided as soon as possible. Returning the proxy card does not deprive you of your right to attend the Annual Meeting of IMSI and to vote your shares in person.

I enthusiastically support the Merger proposals and join IMSI’s Board of Directors in recommending that you vote FOR the Merger  proposal and the other proposals to be voted on at the Annual Meeting.

Sincerely,
Martin R. Wade, III
Chief Executive Officer